March 11, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed February 26, 2016
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics, Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), the following response is to the comment letter, dated March 4, 2016 (the “Comment Letter”), concerning Amendment No. 2 (“Amendment No. 2”) to the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction pursuant to which Seniccav Acquisition Corporation, a wholly owned subsidiary of SciVac, will merge with and into VBI Vaccines, Inc., a Delaware corporation (“VBI”), with VBI surviving the merger as a wholly owned subsidiary of SciVac.

Set forth below are SciVac’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, SciVac is filing with the SEC Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which incorporates the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 3, which shows all changes from Amendment No. 2, as filed with the SEC on February 26, 2016.

In the responses below, references to “we”, “our” and “us” refer to SciVac. Capitalized terms used but not defined in this response letter have the respective meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by SciVac’s responses.

General

1.	Please revise to include a currently dated consent of SciVac Ltd.’s independent registered accountant in an amendment to your Form F-4.

SciVac’s Response:

The Amended Registration Statement contains a currently dated consent of SciVac Ltd.’s independent registered accountant.

Material US Federal Income Tax Consequences of the Merger to US Holders, page 126

2.	Please revise to describe the degree of uncertainty relating to the tax opinion.

SciVac’s Response:

In response to the Staff’s comment, and further to the correspondence between SciVac and the Staff, dated March 9, 2016, the Amended Registration Statement has been revised to describe the degree of uncertainty relating to the tax opinion in both “Risk Factors—If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of VBI common stock, then such holders may be required to pay substantial U.S. federal income taxes” and “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—In General”.

Notes to the unaudited pro forma condensed consolidated financial statements

3.	We note you used SciVac’s common stock closing price as of February 2, 2016 to determine the total estimated purchase price. In future filings, please continue to update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

SciVac’s Response:

The Amended Registration Statement uses SciVac’s common stock closing price as of March 9, 2016 to determine the total estimated purchase price.

SciVac Therapeutics, Inc.

Audited Consolidated Financial Statements for the year ended December 31, 2014

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page 6

4.	We note the basic and diluted net loss per share amounts of $48, $79.68, and $0.63 for the years 2014, 2013, and 2012, respectively, presented here are not consistent with the net loss per share amounts disclosed under the “selected historical consolidated financial information of SciVac” on page 20. It appears to us such basic and diluted net loss per share amounts presented here should be revised to $ 4,800, $ 7,968 and $ 630 for the years 2014, 2013, and 2012, respectively. Please revise or advise.

SciVac’s Response:

The audited consolidated financial statements for SciVac contained in the Amended Registration Statement have been revised as indicated by the Staff.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

SciVac Therapeutics, Inc.

/s/ Curtis A. Lockshin
Curtis A. Lockshin, Chief Executive Officer

cc:	Robert L. Grossman.
Drew M. Altman
Greenberg Traurig, P.A